Mail Stop 4561

December 24, 2008

By U.S. Mail and Facsimile to: (914) 694-4102

Mr. Joseph Sutaris
The Wilber Corporation
245 Main Street
Oneonta, New York 13820

> **Re: The Wilber Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2008**
> **File No. 001-31896**

Dear Mr. Sutaris:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   Noting your disclosure on page 11 regarding the Treasury Department's standards regarding executive compensation, disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008, and if so, please describe what modifications will be made.

2.   In the *Dilution of Common Shareholders* section on page 12, please disclose the approximate number of warrants that the company will issue.

3.   We note that you have been approved for up $12 million under the Capital Purchase
        Program. Disclose, if true, that it is the board's intention to sell $12 million in preferred
        stock to the Treasury, if any is sold. If this is not the case, disclose the minimum and
        maximum that could be sold under the program, and display the minimum and maximum
        in the pro forma information, see comment 5 below regarding the request for additional
        pro forma information.

4.   Please clearly state that the Company intends to participate in the Treasury Department's
        program for "public" companies. In addition, any pro forma information that the
        Company provides should disclose that it has been prepared in accordance with the
        "public" company program.

Financial Statements

5.   Where you expect the proceeds of the sale of securities to the Treasury Department to
        have a material impact on your balance sheet or income statement, our rules require you
        to provide pro forma statements that comply with Article 11 of Regulation S-X in your
        proxy statement. If you expect the proceeds of the sale of securities to the Treasury
        Department to have a material impact on your financial statements, you may provide a
        textual discussion of the pro forma effect rather than pro forma financial statements.

        In evaluating the impact of the potential sale of securities to the Treasury Department,
        you must consider the material effect of the transaction, including:

        •   how the application of the proceeds of the transaction may potentially effect your
            net interest margin;

        •   how the accretion and dividends on the preferred stock will impact the net income
            available to common shareholders; and

        •   how the transaction will impact your basic earnings per share, diluted earnings per
            share, and diluted shares outstanding.

        Your assumptions regarding the use of proceeds from the transactions, such as an
        assumption regarding the pay down of existing debt or the investment of the proceeds in
        federal funds sold, must be factually supportable. You should consider only those plans
        for the proceeds that meet the factually supportable criteria.

        Where you determine that the proceeds of the sale of securities to the Treasury
        Department will have a material impact on your balance sheet or income statement and
        elect to prepare and provide pro forma financial statements, you should include, in your
        proxy statement, a pro forma balance sheet for the most recent balance sheet date and a
        pro forma income statement for the most recent annual and interim periods that address
        the impact of both the minimum and maximum proceeds of the sale. If you choose to

provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted in the following paragraph.

In preparing pro forma financial statements, discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders' equity and your capital ratios.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the

Mr. Joseph Sutaris
The Wilber Corporation
December 24, 2008
Page 4

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Mr. Cliff Weber
        Hinman, Howard & Kattell
        106 Corporate Park Drive,
        Suite 317
        White Plains, New York 10604